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Exhibit 4(e)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 10648	BIRMINGHAM, ALABAMA	35202-0648

AIRLINE MILEAGE PROGRAM ENDORSEMENT

The provisions in this Endorsement are added to and made a part of the Contract to which it is attached as of the Effective Date.

1.
Airline Mileage Program—As of the Effective Date of this Contract, we participate in certain airline mileage programs and will credit points in the form of "miles" to the airline mileage program you specify in accordance with the terms of this endorsement and the rules of the airline mileage program you select. You must provide us, in Writing, with the information necessary to credit the miles to your airline mileage program account.

2.
Mileage Credit—We will credit miles to your airline mileage program account based on your initial Purchase Payment. Miles for subsequent Purchase Payments may be credited to your airline mileage program account at our sole discretion based, in part, on our continued participation in the airline mileage program you have selected. Purchase Payments for which we will credit your account in an airline mileage program are called "eligible" Purchase Payments. Mileage credit for eligible Purchase Payments will be based on the 'miles per dollar' rate in effect for your airline mileage program at the time we receive your Purchase Payment. We, in our sole discretion, establish the 'miles per dollar' rate for eligible Purchase Payments. The 'miles per dollar' rate may be more or less than one mile per dollar. We may establish different rates for initial and subsequent Purchase Payments. Because these rates may vary from time to time, mileage credited for the same class of eligible Purchase Payments made at different times may be credited at different rates. Upon request, we will advise you of the current miles per dollar rate for each class of eligible Purchase Payments.

Generally, we will notify your airline mileage program of the number of miles to credit to your account within {90} days of the date we receive an eligible Purchase Payment. However, we cannot be responsible for the timing or accuracy of the administration of the airline mileage program. No mileage will be credited until a Contract is delivered to you. No mileage will be credited if you end your participation in this Contract under the "Right to Cancel" provision. No mileage will be credited if you do not have a valid account in the airline mileage program at the time we attempt to credit miles to your airline mileage program account.

3.
Relationship of Protective Life to Airline Mileage Programs—Protective Life Insurance Company does not own, manage, administer nor represent any airline mileage program. We do not guarantee the continued operation of any airline mileage program in which we participate. Each airline mileage program establishes its own rules and may change those rules from time to time. We specifically disclaim any responsibility for the operation of any airline mileage program, its rules and rule changes, including the type, availability or cost of any award offered by the airline mileage program. The use of any miles we credit to your airline mileage program account, as well as miles you accumulate from other sources, may be subject to severe limitation by the airline mileage program, as well as applicable state and federal laws and regulations. Information provided to you in writing, or any other method, by an airline mileage program is not a part of this Contract and does not effect the rights or duties of any party to this Contract.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary

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AIRLINE MILEAGE PROGRAM ENDORSEMENT